Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 10, 2017

Ms. Alison White
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:	MANAGED PORTFOLIO SERIES (the “Trust”)
Post-Effective Amendment - Application for Withdrawal
Securities Act Registration No: 333-172080
Investment Company Registration No: 811-22525
CIK No. 0001511699

Dear Ms. White:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests that Post-Effective Amendment No. 184 under the 1933 Act (No. 185 under the Investment Company Act of 1940) to the Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the U.S. Securities and Exchange Commission on October 16, 2015 (Accession No. 0000894189-15-005257), be withdrawn.

Post-Effective Amendment No. 184 was filed for the purpose of registering a new series of the Trust, Infusive Happy Consumer Choices Fund (the “Fund”).  The Trust is filing this application for withdrawal to de-register the series.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (414)765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk
Secretary of Managed Portfolio Series

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.